

February 15, 2011

R. Neil Williams
Senior Vice President & Chief Financial Officer
Intuit, Inc.
2700 Coast Avenue
Mountain View, CA 94043
Via fax (650) 944-5411

      Re: Intuit, Inc.
                Form 10-K for the Fiscal Year Ended July 31, 2010
                Filed September 16, 2010
                File No. 000-21180

Dear Mr. Williams:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                          Sincerely,

                          /s/ Kathleen Collins

                          Kathleen Collins
                          Accounting Branch Chief